Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

02 MAR 14 AM 8:05

02015849

25th February 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Mandarin Oriental International Limited

We enclose for your information a copy of a press release issued on 25th February 2002 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

encl.

dlw 3/14

F:\WIN\PR-Announcement\PRelease\MOIL.doc

news release

MANDARIN ORIENTAL INTERNATIONAL LIMITED

Securities and Exchange Commission File No.82-2955

Mandarin Oriental International Limited
Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

MANDARIN ORIENTAL
THE HOTEL GROUP

To: Business Editor

For immediate release

MANDARIN ORIENTAL TO OPEN LUXURY HOTEL IN WASHINGTON D.C.

25th February 2002 – Mandarin Oriental International Limited today announced that it had entered into an agreement in principle to develop a 400-room luxury hotel in Washington D.C., expected to open in Spring 2004, in which it will have an 80% equity interest.

Mandarin Oriental, Washington D.C. will be part of the Portals project, a premier mixed-use development comprising significant upscale office, retail and restaurant components located in the southwest sector of Washington D.C., which is being developed by Republic Properties Corporation.

Mandarin Oriental's projected investment in the hotel is US$19 million, of which approximately US$5 million was incurred by the end of 2001 in pre-development costs. The estimated total project costs of US$144 million will be financed through a combination of US$85 million syndicated bank facilities led by Westdeutsche Landesbank Girozentrale, a US$46 million tax-increment bond financing provided by the District of Columbia yielding net proceeds of approximately US$35 million, and the balance as equity. Mandarin Oriental's equity contribution will be funded from existing resources. The project remains conditional on the completion of the tax increment financing, which is expected by the end of March 2002.

Mandarin Oriental's partners in the hotel are Lano International, Inc, a real-estate development company with experience in the development of luxury hotels, and Armada/Hoffler Construction Company, one of the region's largest general contractors, with extensive experience in hotel construction.

- more -

MANDARIN ORIENTAL
THE HOTEL GROUP

"We are delighted to be adding a new hotel to our North American portfolio, and Washington D.C. fits perfectly with our strategy of developing our brand in major cities worldwide," said Edouard Ettedgui, Chief Executive Officer of Mandarin Oriental. "With our reputation for outstanding service, our design flair, our Oriental heritage and our restaurant and spa expertise, Mandarin Oriental, Washington D.C. is set to become an award-winning luxury property," he added.

"It is exciting to be working with Mandarin Oriental on the development of what will become one of Washington's most prominent addresses. We are grateful to the leadership of the District of Columbia - Mayor Anthony Williams, Chief Financial Officer Natwar M Gandhi and the City Council - for the tax-increment incentive that has made this project possible," said Alan Novak, President of Lano International, Inc.

"This prestigious project will further enhance Washington's reputation of providing visitors with an excellent experience. We are proud to be associated with the development of this luxurious hotel and look forward to celebrating its opening in 2004," said Daniel A Hoffler, founder of Armada/Hoffler Construction Company.

Mandarin Oriental, Washington D.C. will enjoy excellent visibility, with panoramic views over the Washington Basin and the heart of the civic centre of the city. The hotel site is ideally located, with close proximity to the city's most celebrated monuments and museums, including the Jefferson Memorial and the Capitol Mall, the Smithsonian Institute and the Washington Monument. It will also provide an ideal accommodation base for the new convention center which is due to open in Washington D.C. in 2003.

The new hotel will feature luxurious and spacious accommodation, including 51 suites, offering the latest technology and in-room entertainment. Significant meeting space, including an 8,300 sq. ft, pillar-less ballroom, will be developed to cater for the high-end group and meetings business into Washington. Other facilities will include a vibrant signature restaurant, an all-day dining restaurant, a lobby lounge and cocktail bar. The hotel will further

differentiate itself with the introduction of one of Mandarin Oriental's Spa Collection – a highly personalised, full service spa and health club with indoor pool and deck.

Mandarin Oriental is the award-winning owner and operator of some of the world's most prestigious hotels, including The Oriental, Bangkok and Mandarin Oriental, Hong Kong, and is a member of the Jardine Matheson Group. The Group operates 18 luxury hotels in key business and leisure destinations, with two additional hotels under development, one in New York (opening late 2003) and the other in Tokyo (opening 2006). In total, Mandarin Oriental operates approximately 7,000 rooms in eleven countries with nine hotels in Asia, six in The Americas and three in Europe.

- end -

For further information, please contact:

Mandarin Oriental Hotel Group International Limited
Jill Kluge / Chantal Hooper (852) 2895 9160

Golin/Harris Forrest
David Dodwell (852) 2501 7902 / 9238 2389
Debbie Chu (852) 2501 7916 / 9279 6388

This and other Company announcements can be accessed through the Internet at "www.mandarinoriental.com".